Meeder Funds
6125 Memorial Drive
Dublin, OH 43017

August 6, 2013

Ms. Kathy Churko
United States Securities & Exchange Commission
Division of Investment Management
450 5th Street, NW
Washington, DC 20549

Dear Ms. Churko:

In connection with your recent review of the Meeder Funds (“Funds”) annual report and Form N-CSR for the fiscal year ended December 31, 2012, the following letter is in response to your findings and conclusions that were discussed telephonically on July 8, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDFP”) must discuss the impact of the use of derivatives on the performance of a fund

You stated that for each fund that uses derivatives, the MDFP section must discuss the impact that the use of derivatives had on the performance the fund.

We have informed our investment team of this requirement and they have agreed that the MDFP section of future annual reports will, for each fund that invests in derivatives, discuss the impact the use of derivatives had on the performance of the fund.

Contractual Expense Reimbursements must state the amount that can be repaid to the adviser and the year the repayment eligibility expires

You indicated that in the Contractual Expense Reimbursements section, we need to include the amount that can be requested for repayment from the fund to the adviser and the year that the repayment eligibility expires.

For future annual reports, we will provide disclosure including prior years’ contractual reimbursement amounts that can be repaid to the adviser and the years in which the repayment eligibility expires.  If a payment will be made back to the adviser, we will also disclose the amount paid and the remaining amount of repayments eligible to be paid back to the adviser and when that eligibility expires.

The Registrant acknowledges:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filing of the above referenced annual report.

2.
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information please contact Bruce McKibben at 614.760.2139 or me at 614.760.2129.

Very truly yours,

/s/ Maggie Bull
Maggie Bull